FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2011

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.

(Translation of registrant’s name into English)

Gran Vía, 32

28013 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☑ Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐    No   ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐    No   ☑

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

COMMUNICATION OF RELEVANT INFORMATION

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1 988, July 28th, of Securities Market (“Ley del Mercado de Valores”).

The shareholder of PRISA, Timon SA, has sent the attached letter.

Madrid, October 4th , 2011

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

TIMÓN, S.A.	IGNACIO POLANCO PRESIDENTE

Juan Luis Cebrián Echarri
Consejero Delegado
Promotora de Informaciones, S.A.
Gran Vía, 32
28013 Madrid

Dear Sir,

Please be aware that Timón SA, reference shareholder of Promotora de Informaciones SA (PRISA) has signed an agreement with Mr. Martin Franklin and Mr. Nicolas Berggruen, significant shareholders and directors of PRISA, to incorporate a company (Special Purpose Vehicle - SPV), owned 50% by the abovementioned shareholders and controlled by Timón,  for the execution of 75,000,000 warrants, amounting to 150,000,000 Euros, in Prisa shares. The transaction is pending on the formalization of the financial and legal documents in the forthcoming days.

Best regards,

Madrid, October 3rd, 2011

Ignacío Polanco Moreno

TIMÓN, S.A.	IGNACIO POLANCO PRESIDENTE

Juan Luis Cebrián Echarri
Consejero Delegado
Promotora de Informaciones S.A.
Gran Via 32
28013, Madrid

Muy Sr. Nuestro:

Sirva la presente pare comunicarle que Timón S.A., accionista de referencia de Promotora de Informaciones S.A. (PRISA), ha suscrito un acuerdo con los Sres. D. Martin Franklin y D. Nicolas Berggruen, accionistas significativos y consejeros de PRISA, para constituir una sociedad (Special Purpose Vehicle - SPV), participada al 50% por ambas partes y controlada por Timón, destinada a convertir 75.000.000 de warrants, por importe de 150.000.000 euros, en acciones de la Sociedad. La operación se halla pendiente de la formalización de los documentos financieros y legales pertinentes en los próximos días.

Atentamente

Madrid, 3 de octubre de 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.

(Registrant)

October 4, 2011	By: /s/ Iñigo Dago Elorza
Name: Iñigo Dago Elorza
Title: Chief Legal Officer and Secretary of the Board of Directors